February 9, 2007

VIA EDGAR AND COURIER

Mr. Michael Clampitt

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 0408

Washington, DC 20549

Re:	Sugar Creek Financial Corp.
Form SB-2
File No. 333-139332
Filed December 14, 2006

Dear Mr. Clampitt:

On behalf of Sugar Creek Financial Corp. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 30, 2007. The Amended Registration Statement is filed solely to file the prospectus, which has been revised to reflect the updated Appraisal, and the updated Appraisal Report of RP Financial, LC. included as Exhibit 99.4 to the Amended Registration Statement.

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Mr. Michael Clampitt

February 9, 2007

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone the undersigned at (202) 686-4921.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe
Sean P. Kehoe

Enclosures

cc:	David Lyon, Securities and Exchange Commission

Robert J. Stroh, Jr., Sugar Creek Financial Corp.

Paul M. Aguggia, Esq.

Kelli C. Provenzano, Esq.